

Mail Stop 4720

May 5, 2016

Via E-mail
Thomas P. Gibbons
Vice Chairman and Chief Financial Officer
The Bank of New York Mellon Corporation
225 Liberty Street
New York, NY 10286
United States

Re: **The Bank of New York Mellon Corporation**
       Form 10-K for the Year Ended December 31, 2015
       Filed February 26, 2016
       File No. 001-35651

Dear Mr. Gibbons:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2015

General

1.   You provide on pages 31 and 223 of Exhibit 13.1 to the 10-K financial figures for a region including Africa and the Middle East, areas that include Sudan and Syria. You stated in a letter to us dated September 27, 2013 that you participated in transactions involving Sudan or Syria. We note that the Blom Bank website identifies Bank of New York Mellon as a correspondent bank and states that Blom Bank is currently present in Syria.

As you know, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria since your September 27, 2013 letter, whether through subsidiaries, affiliates, customers, or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

2.   Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Exhibit 13 – All Portions of 2015 Annual Report to Shareholders

Item 1. Financial Statements, page 142

Note 12 - Income Taxes, page 176

3.   We note significant changes in your current and deferred federal income tax provision for fiscal 2015 compared to the prior years, while in total the overall level of federal tax expense is consistent among the three most recent years, after considering the provision for the Tax Court ruling in 2013.   We also note that your net deferred tax liabilities have remained flat at $2.8 billion as of December 31, 2015 and 2014. Please tell us the drivers for the changes in the levels of current and deferred federal income tax, and revise future filings as appropriate to discuss the factors driving the change.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joshua Dilk, Staff Attorney, at (202) 551-3427 or Erin Martin, Special Counsel, at (202) 551-3391 with any legal questions. Please contact me at (202) 551-3512 with any other questions.

Sincerely,

/s/ Stephanie L. Sullivan

Stephanie L. Sullivan
Senior Assistant Chief Accountant
Office of Financial Services